EXHIBIT 8
DILIGENCE PROTOCOL AGREEMENT
May 25, 2007
     On April 24, 2007 Pardus European Special Opportunities Master Fund L.P. (together with its affiliates, “Pardus”) and Delphi Corporation (the “Company”) entered into that certain Confidential Information, Standstill and Non-Disclosure Agreement (the “Pardus NDA”). The Pardus NDA relates to a possible negotiated business arrangement involving the Company. Pursuant to the Pardus NDA, Pardus agreed to serve as a lead investor and handle and coordinate the requests of its Co-Investors1 relating to a potential Transaction and Evaluation Material. Subsequently, on or about May 25, 2007, Highland Capital Management, L.P. (together with its affiliates, “Highland”)2 and Brandes Investment Partners, L.P. (together with its affiliates, “Brandes” and, together with Highland and Pardus, the “Major Investors”) each entered into a Confidential Information, Standstill and Non-Disclosure Agreement (the “Highland NDA” and “Brandes NDA”, respectively) with the Company, whereby Highland and Brandes agreed, among other things, to contact the Company through Pardus and promptly inform Pardus of communications with other Co-Investors.
     Subject to the terms of the Pardus NDA, the Highland NDA and the Brandes NDA (the “NDAs”),3 each Major Investor agrees to use reasonable efforts to:
1.	consult with the other Major Investors regarding and inform the other Major Investors of the existence and substance of negotiations and discussions with the Company and/or Co-Investors (as applicable) regarding a Transaction and the Evaluation Material as promptly as reasonably practicable;
2.	provide the other Major Investors with access to or copies of all “Evaluation Material” (which shall not include any materials obtained by Brandes or Pardus in their capacity as a member of the Official Committee of Equityholders) as promptly as reasonably practicable; and
3.	provide the other Major Investors with advance written notice of its intent to send the Company a Pardus Notice or Investor Notice (as applicable) or otherwise decline to participate in further negotiations or discussions regarding a Transaction.

[1]	Capitalized terms not otherwise defined herein shall have the meaning set forth in the Pardus NDA.

[2]	Nothing contained herein shall be deemed to apply to, bind or obligate any investment partnership, or similar investment fund or other investment vehicle for which Highland serves as investment manager or investment advisor that is registered pursuant to the Investment Company Act of 1940, as amended (a “Highland Registered Fund”), and by execution hereof Highland is not taking, nor shall it be deemed to be taking, directly or indirectly, any action on behalf of any such Highland Registered Fund in connection with any actions or agreements that may be taken, or are required to be taken, pursuant to the provisions hereof.

[3]	Upon execution, a copy of this letter agreement will be provided to the Company pursuant to the Pardus NDA. In the event of a conflict between this agreement and an NDA, the applicable NDA shall control.

     Pardus hereby agrees that in the event it determines not to proceed with a potential Transaction with the Co-Investors or any one of them or it elects to participate in another transaction in which it is not the lead investor similar to the proposed Transaction and involving the Company and the Chapter 11 Cases, including, without limitation, pursuant to the EPCA (collectively, an “Alternate Transaction”), it will use its reasonable efforts to have the Company determine that a Release Date has occurred under the Pardus NDA and use its reasonable efforts to negotiate and enter into another agreement similar to the Pardus NDA with the Company that will not bind any of the Co-Investors not participating in the Alternate Transaction.
     This agreement shall terminate as to each Major Investor and be of no further force and effect on the earlier of: (a) the Release Date; (b) the date that Pardus delivers a Pardus Notice to the Company; (c) the date that Brandes and/or Highland delivers an Investor Notice to the Company; or (d) the date that a Major Investor delivers a written notice to the other Major Investors of its election to terminate this agreement. This agreement shall be governed by the internal laws of the State of New York and shall inure to the benefit of and be binding upon the parties hereto and their respective affiliates, successors and assigns, including any successor to the party or substantially all of such party’s assets or business. Any proceeding relating to this agreement shall be brought in a federal or state court of New York.
     The parties hereto acknowledge and agree that the purpose of this agreement is to facilitate diligence in connection with a possible Transaction, and that they have not formed a group, nor entered into any agreement to act in concert or jointly, as to the acquisition, holding, voting or disposing of equity securities of the Company.
ACCEPTED AND AGREED BY:
PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
By: Pardus Master GP Ltd., its General Partner

/s/ Hamid Zanganeh

Name:	Hamid Zanganeh
Title:	Chief Operating Officer
HIGHLAND CAPITAL MANAGEMENT, L.P.
By: Strand Advisors, Inc., its General Partner

/s/ Patrick H. Daugherty

Name:	Patrick H. Daugherty
Title:	Secretary
BRANDES INVESTMENT PARTNERS, L.P.
By:

/s/ Ted Kim

Name:	Ted Kim
Title:	Senior Analyst